Filed pursuant to Rule 433

Registration No. 333-165166

March 14, 2012

FINAL TERM SHEET

WINTRUST FINANCIAL CORPORATION

5.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series C

The following information supplements the Preliminary Prospectus Supplement, dated March 13, 2012, to the Prospectus dated March 3, 2010, filed pursuant to Rule 424(b)(2) (the “Preliminary Prospectus”). Terms are used in this term sheet with the meanings assigned to them in the Preliminary Prospectus.

Issuer	Wintrust Financial Corporation

Title of Securities	5.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series C (the “Preferred Stock”)

Number of shares issued	110,000 shares of Preferred Stock

Over-allotment option	To the extent the underwriters sell more than 110,000 shares of Preferred Stock, the underwriters have the option to purchase, within 30 days of the date of the prospectus supplement, up to an additional 16,500 shares of Preferred Stock at the initial public offering price less the underwriting discount, solely to cover overallotments, if any.

Liquidation preference per share	$1,000

Aggregate liquidation preference offered	$110,000,000 of liquidation preference ($126,500,000 if the underwriters’ option is exercised in full)

Price to Public	100% of liquidation preference ($1,000 per share)

Maturity	Perpetual

Annual dividend rate (Non-Cumulative)	5.00% on the per share liquidation preference of $1,000 per share

Dividend Payment Date	January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2012

Day Count	30/360

Closing price of Issuer’s common stock on March 13, 2012	$35.64 per share

Volume weighted average price of Issuer’s common stock on March 13, 2012 (approximate)	$35.00 per share

Redemption	The Preferred Stock is not redeemable by the Issuer at any time.

Conversion right	Each share of the Preferred Stock may be converted at any time, at the option of the holder, into 24.3132 shares of common stock (which reflects an initial conversion price of $41.13 per share of common stock) plus cash in lieu of fractional shares, subject to anti-dilution adjustments.

Mandatory conversion at Issuer’s option	On or after April 15, 2017, the Issuer may, at its option, at any time or from time to time, cause some or all of the Preferred Stock to be converted into shares of common stock at the then applicable conversion rate if, for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, ending on the trading day preceding the date the Issuer gives notice of mandatory conversion, the closing price of common stock exceeds 130% of the then applicable conversion price of the Preferred Stock.

Conversion upon fundamental change	If the reference price in connection with a fundamental change is less than the applicable conversion price, each share of Preferred Stock may be converted during the period beginning on the effective date of the fundamental change and ending on the date that is 30 days after the effective date of such fundamental change at an adjusted conversion price equal to the greater of (1) the reference price and (2) $17.82, which is 50% of the closing price of the Issuer’s common stock on the date immediately prior to the date of the prospectus supplement, subject to adjustment. If the reference price is less than $17.82, holders will receive a maximum of 56.1167 shares of common stock per share of Preferred Stock, subject to adjustment, which may result in a holder receiving value that is less than the liquidation preference of the Preferred Stock.

Make-whole Shares Upon Certain Acquisitions	The following table sets forth the number of make-whole shares per share of Preferred Stock for each stock price and effective date set forth below:

	Stock Price

Effective Date	$35.64	$37.50	$40.00	$42.50	$45.00	$50.00	$60.00	$75.00	$100.00	$125.00	$150.00
March 19, 2012	3.7452	3.5000	3.1890	2.9470	2.7480	2.3460	1.8530	1.3740	0.8950	0.5950	0.4000
April 15, 2013	3.7452	3.1267	2.8616	2.6331	2.4035	2.0448	1.5992	1.2127	0.8523	0.6291	0.4633
April 15, 2014	3.7452	2.7153	2.4571	2.2329	2.0207	1.7217	1.3413	1.0714	0.7519	0.5826	0.4559
April 15, 2015	3.7452	2.5935	2.0221	1.7823	1.5873	1.2979	0.9945	0.7328	0.5452	0.1773	0.0899
April 15, 2016	3.7452	2.4602	1.6917	1.4181	1.1962	0.8772	0.6041	0.3163	0.1989	0.1155	0.0614
April 15, 2017, and after	3.7452	2.3535	1.5560	1.2430	0.9670	0.4940	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective dates may not be set forth on the table, in which case:

•

if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the number of make-whole shares will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $150.00 per share (subject to adjustment), no make-whole shares will be issued upon conversion of the Preferred Stock; and

•	if the stock price is less than $35.64 per share (subject to adjustment), no make-whole shares will be issued upon conversion of the Preferred Stock.

Limitation on Beneficial Ownership	As described in the Preliminary Prospectus Supplement.

Trade date	March 14, 2012

Settlement date	March 19, 2012

CUSIP	97650W 306

Joint Book-Running Managers	RBC Capital Markets, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers	Sandler O’Neill & Partners, L.P. Wells Fargo Securities, LLC

Use of proceeds	The Issuer expects to receive proceeds from the offering of the Preferred Stock, net of underwriting discounts, of approximately $106,700,000 (or approximately $122,705,000 if the underwriters exercise their overallotment option in full). The Issuer intends to use the net proceeds of the offering of the Preferred Stock for general corporate purposes, which may include, without limitation, investments at the holding company level, providing capital to support growth, acquisitions or other business combinations, including FDIC-assisted acquisitions, and reducing or refinancing existing debt.

The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by calling RBC Capital Markets, LLC toll free at 1-877-822-4089 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.